

Mail Stop 3561

April 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Robin J. Adams
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

> **Re: BorgWarner Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-12162**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008
Management's Discussion and Analysis
Critical Accounting Policies, page 37

1. We note that your disclosure with respect to Critical Accounting Policies merely
   repeats the descriptions included in Note 1 to your financial statements for certain
   of your accounting policies. Please revise to add more discussion in MD&A as
   contemplated by FR-60.

Goodwill, page 38

2. In the description of your impairment testing, you state that cash flows are
   estimated over a significant future period of time. Please tell us the specific
   period of time used in the cash flow projections of your December 2008
   impairment test. Also tell us the period used in each of the impairment tests
   performed in September 2008, December 2007 and December 2006.

3. In light of the substantial amount of your remaining goodwill, we believe you
   should expand your disclosure to present a sensitivity analysis for potential
   goodwill impairments using different sets of assumptions. As stated in FR-60,
   public companies are encouraged to discuss the likelihood that materially
   different amounts would be reported under different conditions or using different
   assumptions.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page 51

4. We note that you have identified (i) Environmental Accrual, (ii) Pension and
   Other Post Employment Defined Benefits, and (iii) Income Taxes as Critical
   Accounting Policies in your MD&A. However, these policies are not included in
   your summary of significant accounting policies in Note 1 to your financial
   statements. Please revise to include a description of all of your significant
   accounting policies in Note 1 to your financial statements and then add more
   discussion, such as a sensitivity analysis, to the explanation of those policies
   identified as Critical Accounting Policies in your MD&A.

Note 7. Goodwill and Other Intangibles, page 62

5. We note you have recorded goodwill impairment of $156.8 million in the current
   year related to your ownership of BERU, but still have a substantial remaining
   balance of goodwill. We further note that you have experienced a decline in both
   your net sales and income, and you operate within the automotive industry, which
   has also experienced declines in the current period. The recent developments in
   the industry have caused certain companies within the industry to conclude that
   significant goodwill write-offs were warranted. Please explain how your facts
   and circumstances are different from those of others in the industry, and explain

why you believe your remaining goodwill has not recently become impaired.

6. With regard to your annual goodwill impairment testing, please provide us with a general overview of your impairment analysis, an outline of your basic assumptions, and a description of the projections used within your analysis. In addition, please discuss how the assumptions in your current year analysis compare to those you utilized in the prior year when performing your impairment testing.

Note 21. Reporting Segments and Related Information
Interim Financial Information (Unaudited), page 90

7. During the year ended December 31, 2008, the quarterly data shows significant fluctuation in operating results between the quarters. Specifically, the first and second quarters of the year show net income, while both the third and fourth quarters show a net loss. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter which may have contributed to the significant fluctuation in operating results. Refer to Item 302(a)(3) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief